June 8, 2009



VIA EDGAR & FAX

United States Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-7010
Mail Stop 4561

Attn.: Duc Dang, Attorney/Advisor

            Re:   Biocoral Inc.
                  Form 10-K for the year ended December 31, 2007
                  000-23512

Ladies and Gentlemen:

      We are responding to the additional comments of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Annual Report") of Biocoral Inc. (the "Company") by letter dated May 4, 2009 to Mr. Nasser Nassiri, President. In this regard, we have addressed the various issues raised in your letter to the best of the Company's ability and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Financial Condition, Liquidity and Capital Resources, page 16

Fiscal 2008 vs. 2007, page 16

1. Comment: In response to comment 11 of our letter dated December 2, 2008, you stated that you would revise your disclosure to address the impact of the current U.S. and global economic crisis on your operations and your ability to obtain additional financing. However, in reviewing your current 10-K, we were not able to locate this disclosure. Please tell us if the noted impact continues to apply and revise your future filings accordingly.

      Response:

      As it reviewed its financial condition in preparing the Form 10-K disclosure, the Company reconsidered the impact of the recession on its sources of capital. Although the recent economic slowdown affected sales somewhat, it did not appear to have had much of an effect on the Company's sources of funding, and its impact overall was insignificant. Management believes this is due to its relatively small size and the small scale of its operations. The Company intends to continue to monitor the impact, if any, of the recession on its financial condition and to update its disclosure as needed in future filings.

2. Comment: We note your response to comment 5 of our letter dated March 6, 2009 that you do not have a formal written agreement. Therefore, please tell us how you have determined that this shareholder will provide the additional $121,500 in 2009 and explain why an intention can be classified as a commitment on page 16. Further, we note from Note 8 to your financial statements that the short-term loans are convertible to promissory notes that are due on demand. Please tell us your outstanding debt that is due on demand and discuss how a demand on such debt would affect your liquidity. Provide similar disclosure in future filings.

      Response:

      The Company revised its disclosure in the 10-Q to replace the word "commitment" with "written confirmation." Essentially, an investor on whom the Company has relied in the past to provide funding, assured the Company's management both orally and by a written confirmation that it intended to provide funding.

      As of March 31, 2009, the Company had received advanced funds of $150,000 that it classified as a short term loan and due on demand. However, at the time of funding, the Company informed the investor that the advance would be converted into new long term 7% non-convertible notes on terms and conditions to be determined. The board of directors is working out the terms for the new long term notes. In any event, contrary to the statement in the staff's comment, the current disclosure in note 8 does not actually indicate, and the Company does not expect, that the new long term notes will be due on demand. The Company intends to update its disclosure regarding this and the status of its funding in future filings as necessary.

      Please do not hesitate to contact me with any further questions or comments regarding the foregoing or the Company's disclosure.


                                                              Very truly yours,

                                                              /s/ Mary P. O'Hara

                                                              Mary P. O'Hara

cc:      Stacie D. Gorman

                                 Biocoral, Inc.
                              38 rue Anatole France
                      92594 Levallois Perret Cedex - France



                                                                    June 8, 2009


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20649

         Re:      Biocoral, Inc.
                  Form 10-K for the year ended December 31, 2007 File No. 000-23512

Ladies and Gentlemen:

Biocoral, Inc. (the "Company"), in connection with the response to the additional comments from the staff of the Securities and Exchange Commission (the "Commission") by letter dated May 4, 2009 with respect to the aforementioned Form 10-K, hereby acknowledges the following:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                              Sincerely,

                                              BIOCORAL, INC

                                              By: /s/ Nasser Nassiri
                                              ---------------------------------
                                              Nasser Nassiri, President and
                                              Chief Executive Officer